197 Clarendon Street

Boston, Massachusetts 02116

(617) 572-0070

Email: mramirez@jhancock.com

Michael A Ramirez

AVP & Senior Counsel

December 19, 2024

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Via EDGAR Correspondence Submission

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed September 4, 2024, for Accumulation Variable Universal Life 2025 Policies (“Policies”), File No. 333-281927

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed September 4, 2024, for Accumulation Variable Universal Life 2025 Employer Markets Policies (“Policies”), File No. 333-281928

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A, we are responding to the Commission staff final comments that you provided orally on December 18, 2024 in connection with the above-captioned Registration Statements.

Page numbers cited in our below recitations of the Staff’s comments refer to the page numbers in the marked courtesy copy on which the staff based its comments.

COMMENT 1: We noted that the name of the Employer Market product on EDGAR includes brackets, and must match the name of the product exactly (“Accumulation Variable Universal Life 2025 Employer Market”). Please make this change on EDGAR.

RESPONSE: We will immediately request the name change on EDGAR to match the non-bracketed, correct name in the filings.

COMMENT 2: In the initial comment letter, Comment 37 requested that we add the policy description on the cover page of the Employer Market statutory prospectus. Please add to the cover.

“The AVUL 25 Employer Market policy is meant primarily for employers seeking to offer insurance policies to certain individuals in their organization and not as a group policy.”

RESPONSE: We have updated the cover of the AVUL 25 Employer Market statutory prospectus accordingly.

COMMENT 3: In the Key Information Table—Fees and Expenses, the surrender charge states that a charge is in the first fifteen policy years, but change to twelve if appropriate.

RESPONSE: This has been updated in all prospectuses.

COMMENT 4: On page 7, Overview of the Policy—Premium (5th paragraph), you added “(excluding dividends”) in response to a comment but was not transferred to the initial summary prospectus (“ISP”). Same issue is in the last paragraph, second to last line (“or the Barclays Global Index”), in that the new disclosure needs to be carried over to ISP.

RESPONSE: These changes are now carried over to the ISPs for both products.

COMMENT 5: In the changes made to “Asset Credit” on page 8, the changed language is not in the ISP and needs to be carried over.

RESPONSE: These changes are now made in every prospectus.

COMMENT 6: Footnotes 2, 3, and 12 updates need to be carried over to the ISP. Footnote 6 doesn’t match the footnote in the ISP. Reconcile to match what is in the statutory prospectus. Check for blanks in the ISP (footnote 12).

RESPONSE: We reviewed the footnotes in both the statutory and ISP prospectuses to ensure that the same disclosure appeared in corresponding versions.

COMMENT 7: Please note in Item 30(d) of Part C for the Employer Market registration statement and review the numbering.

RESPONSE: We note the incorrect numbering and will address during next amendment to the registration statement.

COMMENT 8: In the ISP, the caption “Fee Table” needs to be revised.

RESPONSE: We have changed the heading of the fees table in the ISPs to “ADDITIONAL INFORMATION ABOUT FEES” for both products.

COMMENT 9: In the Benefits Under the Policy table – Fee Table reference, take a look at what is being references (the statutory prospectus or the ISP). If to the statutory prospectus, then hyperlink.

RESPONSE: We have updated this reference to refer to the table in the ISP.

COMMENT 10: In the last sentence of the third paragraph under Buying the Policy – delete the second identical sentence “That’s why the policy is called a “flexible” premium policy.”

RESPONSE: We removed this sentence and the sentence immediately preceding it from each ISP as it was repetitive of prior disclosure, as the Staff noted, and we appreciate the note.

We believe that the foregoing is responsive to the comments to date received on the Form N-6 initial filing. These changes will be reflected in the attached prospectuses included with this correspondence filing on EDGAR. Furthermore and as discussed, due to the nature of the edits these updates will be incorporated in all applicable statutory and initial summary prospectuses in the effective materials filings pursuant to Rule 497 following effectiveness of the registration statements.

If there are any questions or additional comments, please do not hesitate to reach me or Lauren Daudelin at 617-572-9998 or by email at lauren_daudelin@jhancock.com.

Thank you,

/s/ Michael A. Ramirez

Michael A. Ramirez